As filed with the Securities and Exchange Commission on May 31, 2002.

                       SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

  In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                                OF
 File No. 70-9577                                              NOTIFICATION

 Public Utility Holding Company Act of 1935 ("PUHCA" or "Act")


         Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby submits the following pursuant to rule 24 under the Act and the Commission's orders dated June 23, 2000 and May 18, 2001 in the above docket, HCAR Nos. 27190 and 27400 (the "Cinergy Financing Orders"). This certificate reports activity for the calendar quarter ended March 31, 2002. Any capitalized terms used herein but not defined herein have the respective meanings given in the Cinergy Financing Orders.


1. Pursuant to the "EWG/FUCO Projects Limit" prescribed in the Cinergy Financing Orders, Cinergy's "aggregate investment" (as used in rule 53(a) under PUHCA) may not exceed the sum of (1) an amount equal to 100% of Cinergy's "consolidated retained earnings" (as used in rule 53(a) under PUHCA), plus (2) $2,000,000,000, excluding any investments subject to the Restructuring Limit. At March 31, 2002, (a) Cinergy had "consolidated retained earnings" of $1,309.1 million and therefore an EWG/FUCO Projects Limit of $3,309.1 million; (b) Cinergy's "aggregate investment" pursuant to the EWG/FUCO Projects Limit was approximately $1,356.2 million; and (c) accordingly, Cinergy's remaining investment capacity under the EWG/FUCO Projects Limit was approximately $1,952.9 million.

2. At March 31, 2002, consolidated debt, cumulative preferred stock, preferred trust securities, and common stock equity comprised approximately 56.7%, 0.8%, 3.7%, and 38.8%, respectively, of Cinergy's consolidated capitalization. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

3.            At March 31, 2002, Cinergy's market-to-book ratio was 187%.

4. The Cinergy Financing Orders reserved jurisdiction over the ability of Cinergy to make investments under the Restructuring Limit. Accordingly, there is no activity to report with respect thereto.

5. For the quarter ended March 31, 2002, Cinergy issued $216 million of common stock and had a net decrease of $192.7 million in notes payable and other short-term obligations; Cinergy issued no new long-term debt securities. At March 31, 2002, Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) was approximately $3.58 billion, a net increase of $1.58 billion over Cinergy's total capitalization at December 31, 1999, the benchmark used in the Cinergy Financing Orders, in which the Commission authorized Cinergy to increase its total capitalization by $5 billion. Guarantees issued by Cinergy and outstanding at March 31, 2002 totaled $608.9 million, leaving remaining Cinergy guarantee authority under the Cinergy Financing Orders of $1.39 billion. In the quarter just ended, Cinergy also formed a Financing Conduit (as defined in the Cinergy Financing Orders) named Cinergy Receivables Company LLC, a Delaware limited liability company ("Cinergy Receivables"), for the exclusive purpose of financing the sale of accounts receivable of Cinergy's utility subsidiaries in a transaction that closed in February 2002. For further information with respect to Cinergy Receivables, see Cinergy's March 31, 2002 Quarterly Report on
              Form 10-Q. Finally, Cinergy affirms that it has met the applicable terms and conditions as specified in Section II of the Cinergy Financing Orders.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning new investments for the quarter ended March 31, 2002, aggregate investment by EWG/FUCO Project, growth in retained earnings, net income and revenues of Cinergy's EWG/FUCO Projects.





                                                           S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         May 31, 2002

                                              CINERGY CORP.


                                         By: /s/Wendy L. Aumiller
                                             Wendy L. Aumiller
                                             Acting Treasurer